UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 17 CFR 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO 17 CFR 240.13d-2(a)
(Amendment No. 1)

GOLD HORSE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38060U209
(CUSIP Number)

Michael Koza, 1361 Rowena Way, Sacramento, California 95864
(916) 718-7852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 CFR 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 38060U209	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Michael W. Koza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 277,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based upon an aggregate of 2,195,033 shares of common stock outstanding as of May 10, 2012, based upon the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012.

Page 3 of 5 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission in October 1, 2012 (the "Schedule 13D") is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person believes that the Issuer intends to make no further filings with the U.S. Securities and Exchange Commission ("SEC"). This belief is based on the following:

1.	The failure of the Issuer to file its fiscal year 2012 Form 10-K or Form NT 10-K by the September 28, 2012 reporting deadline;

2.	The Issuer's attorney's response to an email from the Reporting Person on October 2, 2012, which indicated that he has not had contact with the Issuer for several months;

3.	The lack of response of the Issuer to the SEC follow-up letter dated May 7, 2012, according to documents posted on EDGAR (SEC website);

4.
The Reporting Person's telephone conversation on October 4, 2012 with Richard (Xiaodong) Li, the Chief Financial Officer of the Issuer for the 2012 fiscal year.  In this conversation, Mr. Li indicated that he believed that the Issuer would make no further SEC filings due to the expenses of U.S. listing and the lack of any tangible benefit for the Issuer, including access to funding from U.S. capital markets.  Mr. Li indicated that many other Chinese companies were pursuing a similar course of action.  Mr. Li also indicated that his employment agreement with the Issuer expired on June 30, 2012, and that to his knowledge this agreement was not renewed.  Mr. Li indicated his belief that the Issuer would no longer pay for, and probably did not currently have, a Chief Financial Officer.  An email received from Mr. Li shortly following this conversation reiterated his conclusion that his employment agreement had expired, and also indicated that he had not received full payment of his salary from the Issuer for the fourth fiscal quarter of 2012, and that the Issuer had not sent him financial information for months.

The Reporting Person may take actions as deemed appropriate, possibly in conjunction with other shareholders, including one or more of the following:

1.
Offering to pay all or part of the expenses (including back pay) of continued U.S. listing, including the re-hiring of Mr. Li (the fiscal year 2012 Chief Financial Officer) or an alternate Chief Financial Officer to be agreed upon;

2.	Encouraging the Issuer to make a tender offer for all outstanding shares;

3.
Assisting the Issuer in voluntarily deregistering its common stock, and arranging for the dissemination of periodic financial information to shareholders of the Issuer, in a simple format agreeable to the Issuer and shareholders.  This outcome would be acceptable only if the SEC did not deny voluntary deregistration;

4.
Entering into negotiations with China-based shareholders of the Issuer to sell to these shareholders the shares owned by the Reporting Person.  According to a Form 10-K filed by the Issuer on October 6, 2008, 36 individuals residing in China purchased 55,481 shares (split-adjusted) from the Issuer for $2,219,252 in 2007.  The purchase price was $40 per share (split-adjusted).  Although the reported book value per share of the Issuer has roughly doubled from December 31, 2007 to March 31, 2012, according to SEC filings, the Reporting Person would be willing to sell his shares to China-based shareholders at a significant discount to the amounts paid per share by these China-based shareholders in 2007.  The Reporting Person believes that many of the China-based shareholders of the Issuer are employees of the Jin Ma Companies, which are controlled by the Issuer through contractual agreements;

5.	Assisting the Issuer in unwinding its variable-interest entity structure.

Many of the above actions require the Reporting Person to establish communications with the Issuer.  Multiple emails to the Issuer from the Reporting Person have failed to receive a response.  If the Reporting Person is unable to establish communications with the Issuer, then the Reporting Person may take additional actions as deemed appropriate to protect the Reporting Person's investment in the Issuer.

Page 4 of 5 Pages

Through correspondence released via EDGAR in August 2012 by the SEC (U.S. Securities and Exchange Commission), the Reporting Person has become aware of the Issuer's reply (dated April 24, 2012) to all questions raised in an SEC comment letter dated March 14, 2012.  The Reporting Person believes that the Issuer answered all questions fully.  Based on the content of the SEC's follow-up letter dated May 7, 2012, the SEC does not appear to dispute this assessment.   The Reporting Person is also aware of the SEC's statement (correspondence dated June 27, 2012) that the Issuer failed to provide a substantive response to the follow-up letter.  The Reporting Person has attempted to contact the Issuer regarding this matter, but has been unsuccessful (the Issuer has not replied to emails).   Nevertheless, the Reporting Person believes that the questions raised in the follow-up letter are minor, and can, for the most part, be addressed by referring to historical SEC filings of the Issuer.   On September 12, 2012, the Reporting Person emailed a letter ("Reporting Person Letter") to the Office of the Chief Accountant of the SEC that addressed all of the SEC's questions in the follow-up letter.  On October 1, 2012, the Reporting Person received an email acknowledgement of receipt from the SEC.  The email acknowledgement of receipt stated that the Reporting Person Letter had been forwarded to the appropriate person for disposition.  A copy of the Reporting Person Letter is attached to the Schedule 13D filed on October 1, 2012.

The Reporting Person does not have any plans or proposals which relate to or would result in:

a.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

b.	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

c.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

d.	any material change in the present capitalization or dividend policy of the Issuer, except as indicated in this Item 4;

e.	any other material change in the Issuer's business or corporate structure, except as indicated in this Item 4;

f.	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

g.
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act (as qualified below); or

i.	any action similar to those enumerated above.

The Issuer's Form 10-K filed on September 28, 2011 indicates that there are 190 shareholders of record as of September 28, 2011.  Based on this figure, the Reporting Person believes that the equity securities of the Issuer are eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, and the Reporting Person has no current intention to effect this eligibility.

The Reporting Person intends to review his investment in the Issuer's Shares on a continuing basis.  The Reporting Person may in the future take such actions with respect to his investment in the Issuer as deemed appropriate including, without limitation, changing his intention with respect to any and all matters set forth in subparagraphs (a) - (i) of this Item 4.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2012	Michael Koza

By: /s/ Michael Koza
Name: Michael Koza